Exhibit 99.1

Consumer Legalization One Year Later: Aurora Cannabis Reveals Sneak Peek of Plans for NextGen Cannabis Products

NYSE | TSX: ACB

EDMONTON, Oct. 16, 2019 /CNW/ - On the one-year anniversary of consumer legalization in Canada, Aurora Cannabis Inc. ("Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, announced plans for the roll-out of vapes, concentrates, and edibles when they are permitted for sale to consumers in December. The Company has prioritized its resources to prepare for a successful initial launch that will support an ongoing replenishment strategy to help ensure consumers across Canada will have access to a diverse portfolio of high-quality derivative products they want to buy.

You can watch a compilation of our commercial production of vapes, mints, chocolates and gummies HERE. Photos are available on Aurora's Investor website HERE.

"Aurora's Product Development and Insights teams have done tremendous work to formulate new products in a variety of formats that we think will exceed consumer expectations and drive category growth," said Aurora CEO Terry Booth. "Aurora has built industry-leading cannabis capacity and scalability supported by our consumer research and retail distribution bench strength to launch this next generation of cannabis products into the Canadian market. We are ready to ship product as soon as the regulations allow and are excited for consumers and patients to finally have access to a greater selection of product forms. We are already working on expanding the range of new products beyond those that will initially launch."

To support the successful launch of vapes, concentrates, and edibles products, and to continue to ensure sufficient supply for domestic and international markets, Aurora has established production hubs in Eastern and Western Canada at Aurora River (Bradford, Ontario), Aurora Vie (Pointe Claire, Quebec) and at Aurora Sky (Leduc, Alberta).

These centres are intended to provide centralized production, packaging, logistics and distribution capabilities. In total, they comprise more than 450,000 square feet and are strategically located to efficiently distribute Aurora's products to markets across the country. In addition, Aurora Air, a 20,000 square foot manufacturing facility near Aurora Sky at the Edmonton International Airport, will be home to several of the new production lines for edible products. Aurora's next generation products have been formulated to meet or exceed all regulatory requirements. All new cannabis product forms are subject to a legislated Health Canada 60-day review period that begins on October 17, 2019.

New Product Categories

Vapes
Aurora's customized extraction process uses a proprietary method that retains a high quantity and quality of terpenes and contains no fillers or dilutive agents. Aurora is bringing a new range of high-quality vape products to market at various price points that are targeted to all major consumer markets including closed-loop, 510 thread cartridges, and disposable single-use units. Watch a video of Aurora's vape production HERE.

Concentrates
From seed to extract, Aurora grows, extracts and produces its concentrates with no fillers or dilutive agents. Products are made completely in-house, from 100 per cent cannabis-derived rosin, using a proprietary extraction process. The Company intends to produce popular product forms such as shatter, sugar wax and live rosin for purchase by consumers in Canada.

Edibles
Aurora's new suite of edibles products – which are intended to initially include gummies, chocolates, baked goods, and mints – have been made in consultation with food industry experts and food scientists to create cannabis-infused edibles of the highest quality. Cannabis extract is infused throughout the product to provide consistency, texture and a great flavor.

To help ensure Canadian consumers receive the highest quality products, Aurora has selectively partnered with a variety of organizations across some of the edible product categories it initially intends to focus on, including:

Gummies and Candies: TBA

Aurora has established key partnerships with two leading companies to develop CBD and THC infused gummies and candies. These technical partnerships have positioned Aurora to be a leader in the edible category in Canada and in other jurisdictions in the future as regulations allow.

Chocolates: JACEK Chocolate Couture

JACEK Chocolate Couture ("JACEK") is an award-winning Alberta-based luxury chocolate manufacturer and retailer committed to innovation, artistry, and sustainability. Known for launching seasonal chocolate and confectionary collections, JACEK spreads joy through fine, fashionable chocolate. Aurora has entered into an exclusive two-year global agreement to license JACEK's IP related to the manufacturing and production of cannabis-infused chocolates. Together, JACEK and Aurora intend to develop infused chocolate squares and high-end decadent caramel filled chocolates.

Baked Goods: WG Pro-Manufacturing & Touché Bakery

WG Pro-Manufacturing ("WG") specializes in custom co-packing and co-manufacturing of food, confectionary, and other consumer packaged goods. Touché Bakery ("Touché") is an experienced baked goods manufacturer that works with WG to supply baked goods support for co-packing and co-manufacturing. Aurora has entered into an exclusive partnership with WG and Touché, whereby Touché will produce cannabis-infused baked goods and WG will oversee the co-packing and co-manufacturing services in partnership with Aurora's team at Aurora River, located in Bradford, Ontario. Initial baked goods to be launched include a vegan brownie cookie with additional product formats to rapidly follow.

Watch a video of Aurora's cannabis-infused mints production HERE.
Watch a video of Aurora's cannabis-infused chocolates production HERE.
Watch a video of Aurora's cannabis-infused gummies production HERE.

Anniversary of Consumer Legalization

On the one-year anniversary of consumer legalization in Canada, Aurora acknowledges the hard work and advocacy of patients, champions and the cannabis community that ultimately led to the end of prohibition. Since inception, Aurora has embraced the experience, knowledge, and insight of experts from the cannabis community and has drawn on that in every area of its business – including the development of edibles and ingestibles for the consumer market.

In April, Owen Smith joined Aurora's Corporate Social Responsibility team as a Stakeholder Engagement Specialist for Western Canada. A long-time cannabis trailblazer and activist, Owen was arrested in 2009 for making cannabis-infused vegetable oil products for medical patients, inspired by his sister who was in the final stages of cancer. With the help of community funding, he took his case to the Supreme Court of Canada that unanimously decided restricting medical cannabis access to dried flower infringed upon patients' right to make choices about their health.

"Because of that ruling, thousands of patients – and now consumers – have the right to access cannabis products that come in a variety of formats other than dried flower," said Jonathan Zaid, Aurora's Director of Advocacy and Corporate Social Responsibility. "This is who we are at Aurora. We support and embrace people who push the status quo and help move the whole sector forward. We bring these worlds together to create products people are looking for in the regulated market."

To stay informed of regular updates and insights into operations at Aurora, visit the Aurora Insider, our investor-focused blog

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur, and include, but are not limited to, the successful production and launch of the Company's next generation products listed in this news release and the associated time frame for such products being available on the market in Canada. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 19:13e 16-OCT-19